UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release re. France Telecom third quarter 2009 results.

press release

Paris, 29 October 2009

sustained commercial activity and controlled expenditure enabled the Group to compensate for the unfavourable impact of economic conditions and the increased impact of regulatory measures

•

continued growth of the customer base, up 6.6% year on year to 189.1 million customers at 30 September 2009, with an increase of 9.5% in the number of mobile customers to 128.8 million at 30 September 2009

•

revenues of 38.1 billion euros for the first nine months of 2009, an increase of 0.4% excluding the impact of regulatory measures (down 1.6% on a comparable basis)

•

growth of 1.9% in France, excluding regulatory measures, including a 5.8% increase in mobile services

•

Africa and the Middle East rose 5.2% on a comparable basis

•

other operations continue to be affected by the deterioration in the economic environment, particularly Romania, where revenues declined 18.1%, and the Enterprise segment, down 2.8% on a comparable basis

•

in the third quarter of 2009, revenues decreased 0.9%, excluding regulatory measures (down 3.7% on a comparable basis), which was still 1.5 points better than the average GDP growth across the Group’s footprint, estimated at -2.4% in the third quarter

•

EBITDA margin was 35.1%, down 0.7 points compared with the first nine months of 2008

•

actions undertaken at the beginning of the year limited the impact of regulatory measures on the operating margin

•

EBITDA margin of 35.9% in the third quarter: the decline compared with the previous year was limited to -0.7 points (the same as in the first half), despite the greater impact of regulatory measures in the third quarter

•

the ratio of CAPEX to revenues was 9.8%, down 1.8 points compared with the first nine months of 2008 (11.6%)

•

CAPEX optimization and adaptation plans are generating the expected savings, particularly in 2G networks, IT and fixed-line legacy services

•

CAPEX to prepare for the future and targeted at innovation and services were maintained

•

confirmation of the objective of stable organic cash flow at the 2008 level of 8.0 billion euros

•

continuation of cost savings programmes and implementation of the Orange 2012 transformation plan should limit the decline in EBITDA margin compared with 2008

•

the CAPEX rate should be less than 12% for the year as a whole

The Board of Directors of France Telecom SA met on 28 October 2009 and examined the Group's financial statements to 30 September 2009.

Commenting on the results for the first nine months of 2009, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “Against a backdrop of difficult economic, social and regulatory conditions, the Group is proving its ability to maintain its performance. This is to the credit of all of our employees who work every day towards the Group’s success, and who I personally want to thank.

Today, the France Telecom group has almost 190 million customers around the world, and the number of people who use our mobile services is up by nearly 10% in one year. Despite mixed conditions across our footprint, our performance in France was notable. Revenues from France were up 0.6% and the take-up of new services continues to spread, particularly those related to 3G and our digital TV offers.

Our ability to weather current conditions rests on the Group's financial strength, on our ability to innovate and on the commitment of our teams around the world. In France, we are currently in negotiations with trade unions on a new social contract that will be proposed to employees and will form an integral part of the Group’s development in this country. All of these factors should enable us to rapidly take advantage of any improvement in the economic environment.”

key figures*

•

data at 30 September

in millions of euros	at 30 September 2009	at 30 September 2008 comparable basis	at 30 September 2008 historical basis	change comparable basis (in %)	change historical basis (in %)	of which: change in exchange rates (in %)	of which: change in consolidated group (in %)
Revenues	38 144	38 753	39 854	-1.6	-4.3	-2.9	0.1
of which:
France	17 720	17 613	17 670	0.6	0.3	-	-0.3
United Kingdom	3 818	3 984	4 517	-4.2	-15.5	-11.8	-
Spain	2 926	3 073	3 073	-4.8	-4.8	-	-
Poland	2 870	3 106	3 966	-7.6	-27.6	-21.7	-
Rest of World	6 190	6 269	6 035	-1.3	2.6	2.7	1.1
Enterprise	5 659	5 823	5 743	-2.8	-1.5	1.3	0.1
International Carriers and Shared Services	1 039	965	973	7.7	6.8	0.2	-1.0
Eliminations	-2 078	-2 081	-2 122	-0.1	-2.1	-0.5	-1.4
EBITDA	13 379	13 877	14 243	-3.6	-6.1	-2.5	-0.1
in % of revenues	35.1%	35.8%	35.7%	-0.7 pt	-0.6 pt
CAPEX (excluding GSM and UMTS licenses)	3 735	4 514	4 617	-17.3	-19.1	-2.6	0.4
as % of revenues	9.8%	11.6%	11.6%	-1.8 pt	-1.8 pt
EBITDA - CAPEX	9 644	9 363	9 625	3.0	0.2

•

quarterly data

in millions of euros	3rd quarter 2009	3rd quarter 2008 comparable basis	3rd quarter 2008 historical basis	change comparable basis (in %)	change historical basis (in %)	of which: change in exchange rates (in %)	of which: change in consolidated group (in %)
Revenues	12 686	13 172	13 550	-3.7	-6.4	-2.8	-
of which:
France	5 880	5 952	5 976	-1.2	-1.6	-	-0.4
United Kingdom	1 277	1 375	1 508	-7.1	-15.3	-8.9	-
Spain	1 005	1 056	1 056	-4.7	-4.7	-	-
Poland	970	1 083	1 372	-10.4	-29.3	-21.1	-
Rest of World	2 078	2 148	2 108	-3.3	-1.5	0.8	1.0
Enterprise	1 823	1 919	1 901	-5.0	-4.1	1.0	-
International Carriers and Shared Services	351	356	361	-1.4	-2.5	-	-1.2
Eliminations	-698	-717	-732	-2.7	-4.7	-0.6	-1.5
EBITDA	4 558	4 820	4 952	-5.4	-8.0	-2.7	-
in % of revenues	35.9%	36.6%	36.5%	-0.7 pt	-0.6 pt
CAPEX (excluding GSM and UMTS licenses)	1 207	1 445	1 483	-16.5	-18.6	-3.0	0.4
in % of revenues	9.5%	11.0%	10.9%	-1.5 pt	-1.4 pt
EBITDA - CAPEX	3 351	3 374	3 469	-0.7	-3.4
* The financial data and comparable basis data provided in this press release are unaudited.

comments on key Group figures

revenues

First nine months of 2009

Group revenues were 38.144 billion euros, down 4.3% on an historical basis. Of this decline, slightly more than two-thirds – or 2.9 points – was attributable to the unfavourable impact of exchange rates of which -2.1 points related to the Polish zloty, -1.3 points to the pound sterling and +0.5 points to other currencies. At the same time, changes in the scope of consolidation generated a favourable impact of +0.1 points.

On a comparable basis, Group revenues declined 1.6%, reflecting the impact of regulatory measures (estimated at -2.0 points or -752 million euros). Excluding that impact, Group revenues recorded underlying growth of 0.4%.

3rd quarter 2009

Group revenues were 12.686 billion euros, a decline of 6.4% on an historical basis compared with the third quarter of 2008, of which -2.8 points was related to the unfavourable impact of exchange rates (zloty and pound sterling).

The 3.7% decrease in quarterly revenues on a comparable basis primarily reflected the impact of regulatory measures, which increased strongly in the third quarter of 2009 (-369 million euros). Excluding regulatory measures, third quarter revenue was down 0.9%, after rising 0.4% in the second quarter and 1.7% in the first quarter.

The percentage change in revenues in the third quarter of 2009, excluding regulatory measures, was 1.5 points higher than that of the Gross Domestic Product for the geographic areas in which the Group operates (this economic indicator was down 2.4% in the third quarter, after falling 2.7% in the second quarter and 2.7% in the first quarter).

In France, third-quarter business continued to be robust with mobile services reporting quarterly growth (excluding regulatory measures) of 4.1% compared with the third quarter of 2008 due to an increase in contract customers and the continued growth of data services. Africa and the Middle East also continued to be dynamic, with quarterly revenues up 4.0%.

Conversely, revenues from Romania continued to be impacted by the difficult economic environment and strong competitive pressures. Similarly, the Enterprise segment reported a larger decline in revenues in the third quarter, due in particular to changes in the global market for business services.

customer base growth

The Group had 189.1 million customers at 30 September 2009 (excluding MVNOs), up 6.6% year on year with 11.7 million additional customers (net of contract terminations) compared to 30 September 2008. Growth in the number of mobile customers continued rising to 128.8 million customers at 30 September 2009 (excluding MVNOs), a year-on-year increase of 9.5% or 11.2 million additional customers (net of contract terminations). The third quarter continued to be very active, with 3.3 million additional mobile customers. At the same time, the MVNO customer base in Europe rose 35.5% to 3.8 million customers at 30 September 2009 (including 2.1 million customers in France), compared with 2.8 million customers a year earlier (including 1.7 million customers in France).

Growth in ADSL broadband services1 continued to be strong with 13.4 million customers at 30 September 2009, an increase of 6.0% year on year. Broadband usage was also up sharply (at 30 September 2009) with:

•

2.9 million digital TV subscribers (IPTV and satellite), a 67% increase year on year;

•

7.3 million Voice over IP subscribers, an increase of 22% year on year; and

•

8.5 million Livebox subscribers, an increase of 14% year on year.

EBITDA

First nine months of 2009

EBITDA2 was 13.379 billion euros, down 6.1% on an historical basis; of this, -2.5 points was due to the unfavourable impact of exchange ranges, while -0.1 points related to the impact of changes in the scope of consolidation. On a comparable basis, the year-on-year decrease was 3.6% (-498 million euros).

The EBITDA margin3 was 35.1%, compared with 35.8% for the first nine months of 2008 on a comparable basis (35.7% on an historical basis), a decline of 0.7 points between the two periods (-0.6 points on an historical basis). The decline compared to the first nine months of 2008 mainly reflects:

•

the impact of regulatory measures (-310 million euros);

•

the increase in content purchases (-180 million euros);

•

the impact of the establishment of the telecommunications tax beginning 7 March 2009 (French audiovisual law) and, since 1 June 2008, of the Chatel law (total impact of -129 million euros).

Excluding these, the EBITDA margin increased 0.9 points, due in particular to reduced overheads and control of commercial expenses.

The ratios of operating expenses to revenues on a comparable basis were as follows:

•

the ratio for labour expenses was 17.3%, an increase of 0.4 points compared with the first nine months of 2008;

•

the ratio of service fees and inter-operator costs was 14.8%, up 0.1 points. The decline in call termination rates (a positive impact of 442 million euros) offset the growth in unlimited offers for mobile services;

•

the ratio of other network expenses and IT expenses rose 0.1 points to 5.5%;

•

the ratio of combined property, overhead and other expenses4 remained stable at 11.9%. The cost savings programmes and the reduction in restructuring costs offset the impact of the establishment of the telecommunications tax and the Chatel law;

•

before commercial expenses and content purchases, the EBITDA margin was 50.4%, a decline of 0.6 points on a comparable basis compared with the first nine months of 2008 (-0.8 points on an historical basis);

•

the ratio of commercial expenses and content purchases of 15.4% was up 0.2 points on a comparable basis. The growth in content purchases, in particular for the sports TV and Orange cinema series channels introduced in the second half of 2008, was largely offset by the drop in commercial expenses linked to the business slowdown.

1   Including FTTH, satellite and WiMax accesses

2   EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. See glossary

3   EBITDA as a proportion of revenues

4   See glossary

3rd quarter 2009

EBITDA fell 8.0% on an historical basis to 4.558 billion euros, which includes a decline of 2.7 points due to the unfavourable impact of exchange rates. On a comparable basis, EBITDA declined 5.4% compared with the third quarter of 2008 (-262 million euros).

The EBITDA margin was down 0.7 points to 35.9%, compared with 36.6% in the third quarter of 2008 on a comparable basis, largely due to:

•

the impact of regulatory measures (-155 million euros);

•

the telecommunications tax and the Chatel law (-48 million euros); and

•

the increase in content purchases (-24 million euros).

Excluding these, the EBITDA margin was up 1.1 points due to reduced overhead expenses and control of commercial expenses.

capital expenditure on tangible and intangible assets (CAPEX)

First nine months of 2009

Capital expenditure on tangible and intangible assets (CAPEX) was 3.735 billion euros, down 19.1% on an historical basis, including the impact of exchange rates (-2.6 points) and changes in the scope of consolidation (+0.4 points), in particular related to the consolidation of Telkom Kenya.

CAPEX was 17.3% lower on a comparable basis. Excluding the transaction to purchase operating premises in France in the first half of 2008 for 163 million euros, CAPEX was down 14.2%. CAPEX represented 9.8% of revenues, compared with 11.6% for the first nine months of 2008, a decline of 1.8 points between the two periods (-1.4 points excluding the transaction to purchase operating premises in France in 2008).

The decrease in CAPEX reflects the slowdown in investment related to 2G and 3G mobile network capacity expansions and slower growth in fixed broadband services in the European countries, which partially offset increased investment in:

•

new operations (network deployment in Kenya, Uganda and Armenia);

•

undersea cables (Africa and the Indian Ocean).

Investment plans instituted in 2009 aim to preserve investment in:

•

innovation and new services (particularly platforms for the aggregation of content);

•

the Group’s transformation programmes (including information and billing systems).

3rd quarter 2009

CAPEX was 1.207 billion euros, down 16.5% on a comparable basis (-18.6% on an historical basis). The CAPEX rate to revenues was 9.5%, down 1.5 points in relation to the third quarter of 2008. This is in line with the CAPEX rate reported for the first half of 2009 (9.9%).

outlook for 2009

The Group confirms its objective of stable cash flow at the 2008 level, which was 8 billion euros (excluding the acquisition of new frequencies for mobile services, which is however unlikely before the end of the year).

In order to continue to limit erosion of the EBITDA margin and deal with the more stringent regulatory measures, the action plans put in place in the first quarter of 2009 will continue to be pursued, in particular:

•

plans aimed at reducing expenses; and

•

the implementation of the Orange 2012 programmes.

CAPEX as a proportion of revenues should remain at less than 12% for 2009 as a whole. Capital expenditure will be higher in the fourth quarter due to normal seasonality.

In addition, the Group confirms its financial objectives for the medium term:

•

continuation of the debt reduction policy with a net debt to EBITDA ratio of less than 2 to preserve the Group’s independence and flexibility;

•

continuation of the distribution policy announced in March 2009 (distribution rate of 45% or more of organic cash flow while retaining a strong liquidity position);

•

continuation of a policy of selective acquisitions, focusing primarily on markets with high growth potential and monitoring certain markets in which we are present for consolidation opportunities review by business segment

France

First nine months of 2009

Year-to-date revenues in France were 17.720 billion euros, an increase of 0.6% on a comparable basis and of 0.3% on an historical basis compared with the first nine months of 2008. Excluding regulatory measures, growth was 1.9%.

Revenues from Personal Communication Services increased 3.9% on a comparable basis to 8.053 billion euros and 3.8% on an historical basis. Excluding regulatory measures, growth was 5.8%.

The number of contract customers continued to climb, with 17.56 million customers at 30 September 2009 following a 6.1% increase year on year. Contract customers made up 69.3% of the customer base at that date, compared with 67.5% a year earlier. The total number of customers, excluding MVNOs, was 25.354 million at 30 September 2009, a 3.4% increase year on year.

Data services revenues from both SMS revenues and from non-messaging services showed a sharp increase of 24.6%. Data services represented 25.1% of network revenues, a 4.2-point gain compared with the first nine months of 2008. There were 6.855 million 3G mobile broadband services customers at 30 September 2008, a 64% increase year-on-year.

The MVNO customer base was up 25.4% year on year to 2.114 million at 30 September 2009, compared with 1.686 million at 30 September 2008.

Revenues from Home Communication Services decreased 1.4% on a comparable basis to 10.569 billion euros (down 1.8% on an historical basis). Excluding regulatory measures, the downturn was only 0.2%.

Revenues from Internet services continued to rise steadily, increasing 16.6% due to growth in ADSL broadband services. The number of consumer ADSL accesses rose to 8.763 million at 30 September 2009, a year-on-year increase of 8.5%. At the same time, ARPU5 was up 5.4%, driven by the growth of Net offers (naked ADSL5 offers), of Voice over IP and of digital TV.

The number of digital TV customers (broadband and satellite TV) rose 59% year on year to 2.547 million at 30 September 2009. The Orange sport and Orange cinema series channels had a total of 596,000 subscribers at 30 September 2009, compared with 130,000 at 31 December 2008. There were 5.8 million downloads from paid video on demand (VoD) services over the first nine months of 2009, an increase of 68%.

Revenues from traditional telephone services (subscriptions and traditional telephone communications) fell 10.3%, reflecting the 9.1% year-on-year decrease of traditional consumer telephone subscriptions (18,368 million at 30 September 2009).

Revenues from Carrier Services remained stable: the impact of wholesale rate reductions (ADSL access, unbundling, wholesale telephone lines and interconnections) was offset by 25% year-on-year growth in the number of lines sold to other carriers6, 8.260 million lines at 30 September 2009).

Other revenues from Home Communication Services fell 15.8%, reflecting in particular the impact from the establishment of the Chatel law, the discontinuation of the e-commerce business, and the decline in revenues from public telephone booths.

5   See glossary

6   Fully unbundled telephone lines, naked ADSL access and wholesale telephone subscriptions

3rd quarter 2009

In France, revenues fell 1.2% on a comparable basis to 5.880 billion euros (-1.6% on an historical basis). However, excluding the impact of regulatory measures, third quarter revenues in France increased 1.1%, after rising 1.7% in the second quarter.

Revenues from Personal Communication Services continued to rise, increasing 4.1% in the third quarter excluding regulatory measures, after rising 5.8% in the second quarter. Customer contracts continued to climb steadily, with 233,000 new customers (net of contract terminations) in the third quarter. Similarly, growth for data services remains strong, with a 21.8% increase in the quarter.

Home Communication Services continued to be stable compared with the previous year, excluding regulatory measures. The 13.7% revenue growth from Internet services and the 4.8% increase in Carrier Services, excluding regulatory measures, were offset by the 10.2% decline in traditional telephone services and by the 13.5% downturn in other revenues from Home Communication Services.

United Kingdom

First nine months of 2009

In the United Kingdom, revenues were 3.818 billion euros on an historical basis, down 15.5% of which 11.8% was due to the unfavourable impact of the pound sterling exchange rate. On a comparable basis, revenues fell 4.2% compared with the first nine months of 2008.

Revenues from Personal Communication Services fell 3.6% on a comparable basis to 3.683 billion euros, almost entirely related to the impact of regulatory measures. Excluding these, revenues fell 0.2%.

The number of contract customers continued to rise steadily to 6.637 million at 30 September 2009, a year-on-year increase of 10.4%. Contract customers made up 41.2% of the customer base at 30 September 2009, a 3.2-point gain in one year. The total number of customers excluding MVNOs rose 1.9% year on year to 16.110 million at 30 September 2009.

Data services represented 25.2% of network revenues, a 2.1-point gain compared with the first nine months of 2008. There were 4.717 million 3G mobile broadband services customers at 30 September 2009, a 64% increase year on year.

Revenues from Home Communication Services declined 15.6% on a comparable basis to 180 million euros (down 25.5% on an historical basis) due to the 12.2% decrease in the ADSL broadband customer base to 899,000 customers at 30 September 2009. In addition, narrowband Internet revenues decreased as the number of narrowband Internet customers (69,000 at 30 September 2009), more than halved in one year.

3rd quarter 2009

Revenues from the United Kingdom decreased to 1.277 billion euros on an historical basis, down 15.3% of which 8.9% related to the unfavourable impact of the pound sterling exchange rate. On a comparable basis, the decline was 7.1% and largely reflected the impact of regulatory measures.

Revenues from Personal Communication Services decreased 6.8% on a comparable basis. Excluding the impact of regulatory measures, third quarter revenues fell 1.9%, after rising 0.1% in the second quarter. The decline in revenues from voice services was partially offset by:

•

the steady growth of data services, which represented 25.5% of network revenues in the third quarter of 2009;

•

the recovery in the customer base in the third quarter, with 257,000 new customers (net of contract terminations), including 194,000 contract customers.

Revenues from Home Communication Services decreased 12.7% on a comparable basis, reflecting the declining ADSL customer base.

Spain

First nine months of 2009

Revenues from Spain fell 4.8% on both an historical and a comparable basis to 2.926 billion euros.  Excluding the impact of regulatory measures, revenues fell 0.7%.

Revenues from Personal Communication Services fell 5.2% on a comparable and on an historical basis to 2.417 billion euros. Excluding the impact of regulatory measures, the decrease is only 0.2% for the first nine months of 2009. The decline in voice services is almost entirely offset by:

•

3.5% year-on-year growth in the number of customers, excluding MVNOs, which was 11.620 million at 30 September 2009. The percentage of customer contracts was stable at 56.1% at 30 September 2009;

•

21.8% revenue growth in data services for the first nine months of 2009. The number of 3G mobile broadband customers was up 63% in one year to 4.604 million customers at 30 September 2009.

Revenues from Home Communication Services were 509 million euros, down 3.0% on an historical basis and on a comparable basis, due to the downturn in business services and carrier services. At the same time, ADSL broadband revenues decreased 0.2%. The 7.1% year-on-year decline in the number of ADSL customers, to 1.091 million at 30 September 2009, was very largely offset by the favourable impact on revenues of:

•

the growing share of ADSL subscriptions sold unbundled from the telephone line, which was 81% at 30 September 2009, compared with 72% a year earlier; and

•

the 65% growth year on year in the number of customers for Voice over IP services, which reached 408,000 customers at 30 September 2009, and which allowed the telephone line to be unbundled.

3rd quarter 2009

Revenues from Spain fell 4.7% on both an historical basis and a comparable basis to 1.005 billion euros.  The decrease was 2.0% excluding regulatory measures.

Excluding regulatory measures, revenues from Personal Communication Services rose 1.0% in the third quarter, after decreasing 0.5% in the second quarter, in an economic environment that continues to be particularly difficult. The customer base expanded in the third quarter with 151,000 new customers (net of terminations) due to the success of new prepaid offers. Data services continued to register strong growth with an increase of 1.8% over the quarter.

At the same time, revenues in Home Communication Services fell 5.9% on both an historical basis and a comparable basis, in particular with the loss of 44,000 customers from the ADSL customer base in the third quarter (after losing 30,000 customers in the second quarter).

Poland

First nine months of 2009

In Poland, revenues were 2.870 billion euros. The 27.6% decrease on an historical basis largely reflected the unfavourable impact of the zloty exchange rate, estimated at -21.7%. Revenues from Poland fell 7.6% on a comparable basis. Excluding the impact of regulatory measures, revenues fell 2.4% on a comparable basis.

Revenues from Personal Communication Services were 1.340 billion euros, an 8.7% decrease on a comparable basis, reflecting the impact of regulatory measures.  Revenues fell 0.3% excluding those measures.

The number of contract customers was 6.508 million at 30 September 2009, an increase of 9.1% year on year, representing 47.4% of the total customer base, a 5.0-point improvement compared to 30 September 2008. The total number of customers, excluding MVNOs, was 13.736 million at 30 September 2009, a 2.3% decline.

At the same time, the average usage per user increased 22.4% to 131 minutes per month as lower prices, particularly for new unlimited offers for contract customers, fuelled growth in usage.

Revenues from Home Communication Services fell 3.9% to 1.711 billion euros on a comparable basis. Excluding the impact of regulatory measures, revenues decreased only 1.2%. The decline in conventional telephone services linked to the migration towards mobiles was largely offset by the growth in business data services and the development of ADSL broadband services.

The number of broadband subscribers increased 5.5% year on year to 2.278 million. In addition, customer migration to higher speed services and an increase in usage generated ARPU6 growth. In particular, the number of digital TV customers (ADSL and satellite) more than doubled in nine months to 283,000 at 30 September 2009, compared with 113,000 at 31 December 2008.

3rd quarter 2009

Revenues in Poland fell 29.3% on an historical basis to 970 million euros, 21.1% of which is attributable to the unfavourable impact of the zloty exchange rate.

On a comparable basis, the decrease was 10.4% and mostly reflected the impact of regulatory measures. Excluding that impact, third quarter revenues declined 4.3%, after falling 1.8% in the second quarter. The third quarter downturn was linked to:

•

Personal Communication Services: the continued erosion of revenues from voice usage as the decline in communication rates was only partially offset by the rise in volume, and

•

Home Communication Services: the slowing of growth in carrier services in the third quarter.

Rest of World

First nine months of 2009

Rest of World revenues were 6.190 billion euros.  The 2.6% growth on an historical basis included the 2.7% favourable impact of exchange rates and 1.1% increase from changes in the scope of consolidation, mostly linked to the acquisition of Telkom Kenya.

On a comparable basis, revenues fell 1.3% compared with the first nine months of 2008. Excluding regulatory measures, they rose 0.3%. Revenues from operations in Africa and the Middle East increased 5.2%, driven by Egypt (+9.0%), Mali (+10.7%), Botswana (+16.6%) and new operations in Africa7 where combined revenues climbed 24%. Revenues fell 5.4% in Europe, mainly due to the 18.1% decline in Romania and to regulatory measures. Excluding Romania and regulatory measures, revenues increased 2% in Europe.

The number of mobile services customers continued to climb sharply, reaching 62.0 million customers at 30 September 2009, a 19.3% increase year on year.  There were 10.0 million additional customers, net of contract terminations, with the main contributions coming from Egypt, Senegal, Mali, Kenya and Cameroon. New operations in Africa total 1.0 million new customers (net of contract terminations) in the first nine months of 2009.

3rd quarter 2009

Revenues fell 1.5% on an historical basis to 2.078 billion euros, and 3.3% on a comparable basis. Excluding the impact of regulatory measures, revenues declined by 0.9%, after rising 0.9% in the second quarter.  The third quarter reversal was due to the change in revenues from Romania, which was heavily impacted by the economic downturn and strong competitive pressures.

7   New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

Enterprise

First nine months of 2009

Revenues from the Enterprise sector were 5.659 billion euros, a 1.5% decrease year on year on an historical basis. The change included the 1.3% favourable impact of exchange rates and the 0.1% increase following changes in the scope of consolidation linked to the consolidation of Netia and PCM in October 2008 in the broadcast business.

On a comparable basis, Enterprise revenues fell 2.8%, reflecting the impact of deteriorating economic conditions in the Enterprise business sector. The decrease in revenues was only 1.6% excluding network equipment sales, which are more sensitive to the state of the economy.

Revenues from Business Network Legacy declined 7.5%, with revenues from traditional phone services declining 7.4%, reflecting a decrease in both the number of telephone lines and in communication volumes.  Revenues from traditional data services fell 7.9% as business network migration to more recent technologies slowed.

Advanced Business Network Services increased 3.9%, buoyed by IP network services and high bandwidth infrastructure services such as MAN Ethernet and Ethernet Link. Voice over IP services and Business Everywhere mobility offers also increased and there were 736,000 users in France at 30 September 2009, a year-on-year increase of 11%.

Revenues for Extended Business Services grew 3.6%, driven by growth in facilities management and integration operations linked to business network management. This performance was stronger than industrial analyst estimates for the market as a whole.

Other Business Services reported a 9.2% decline in revenues attributable to the downturn in network equipment sales. Excluding this impact, Other Business Services revenues increased 5.0%, driven by broadcast services.

3rd quarter 2009

Third quarter revenues were 1.823 billion euros, a 5.0% decline on a comparable basis compared with the third quarter of 2008 and a 4.1% decline on an historical basis. Excluding network equipment sales, revenues decreased 3.9%, after falling 2.2% in the second quarter. Against the backdrop of a difficult economic environment, the downward trend of the third quarter involved all product lines.

Business Network Legacy revenues fell 9.6% attributable to the 10.5% decline in traditional telephone services, both in the number of customers and in communication volumes.

Advanced Business Network Services continued to grow, increasing by 1.9%, albeit at a slower rate due to slower growth in the number of IP-VPN accesses which increased 2% year on year at 30 September 2009.  However, growth was still steady in VoIP and high bandwidth infrastructure services.

Revenues from Extended Business Services fell 0.9% after rising 2.8% in the second quarter.

Other Business Services revenues declined 10.1%, attributable to the downturn in network equipment sales. Excluding this impact, Other Business Services revenues rose 4.2%, driven by broadcast services.

International Carriers and Shared Services

First nine months of 2009

Revenues in the International Carriers and Shared Services segment rose 7.7% on a comparable basis, and 6.8% on an historical basis, to 1.039 million euros.

Revenues from International Carrier Services were 910 million euros, an increase of 7.6%, driven by international transit services.

Shared Services increased 8.0% to 129 million euros fuelled by growing cinema revenues (excluding revenues from Orange TV customers).

3rd quarter 2009

Revenues from the International Carriers and Shared Services segment fell 1.4% on a comparable basis, and 2.5% on an historical basis, to 351 million euros.

Revenues from International Carrier Services were 305 million euros, an increase of 0.3% which reflected a significant slowdown in growth impacted by the decline in incoming international call termination rates.

Shared services fell 11.0% to 47 million euros due to a less favourable seasonal impact of R&D revenues in the third quarter of 2009 than in 2008.

schedule of upcoming events

•

25 February 2010: 2009 full-year results

contacts

press contacts: +33 1 44 44 93 93 Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Tom Wright tom.wright@orange-ftgroup.com Sebastien Audra sebastien.audra@orange-ftgroup.com financial communication contacts:

+33 1 44 44 04 32 (analysts and investors)

Vincent Benoit

vincent.benoit@orange-ftgroup.com

Xavier Pichon

xavier.pichon@orange-ftgroup.com

Reza Samdjee

reza.samdjee@orange-ftgroup.com

for further information

The slide presentation prepared for the publication of the third quarter 2009 results can be viewed on the France Telecom website at www.orange.com; www.francetelecom.com disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand, the success of the Orange 2012 transformation plan and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated EBITDA

at 30 September

(in millions of euros)	9 months 2009	9 months 2008 comparable basis	9 months 2008 historical basis	change comparable basis (in %)	change historical basis (in %)

Revenues	38 144	38 753	39 854	(1.6)	(4.3)
External purchases	(16 501)	(16 585)	(17 169)	(0.5)	(3.9)
in % of revenues	43.3%	42.8%	43.1%	0.5 pt	0.2 pt
of which:
purchases from and fees paid to carriers	(5 650)	(5 707)	(5 903)	(1.0)	(4.3)
in % of revenues	14.8%	14.7%	14.8%	0.1 pt	0.0 pt
Other network expenses and IT costs	(2 116)	(2 108)	(2 151)	0.4	(1.6)
in % of revenues	5.5%	5.4%	5.4%	0.1 pt	0.1 pt
Property, overhead and other expenses charges externes et production immobilisée	(2 872)	(2 868)	(2 948)	0.1	(2.6)
in % of revenues	7.5%	7.4%	7.4%	0.1 pt	0.1 pt
Commercial expenses and content purchases	(5 864)	(5 902)	(6 166)	(0.6)	(4.9)
in % of revenues	15.4%	15.2%	15.5%	0.2 pt	(0.1 pt)
Labour expenses	(6 605)	(6 561)	(6 689)	0.7	(1.3)
in % of revenues	17.3%	16.9%	16.8%	0.4 pt	0.5 pt
Other operating income and expenses	(1 510)	(1 479)	(1 509)	2.1	0.1
Gains (losses) on disposal of assets	(21)	17	25	-	-
Restructuring expenses	(146)	(258)	(263)	(43.3)	(44.3)
Income from associates	19	(11)	(7)	-	-
EBITDA	13 379	13 877	14 243	(3.6)	(6.1)
in % of revenues	35.1%	35.8%	35.7%	(0.7 pt)	(0.6 pt)

3rd quarter

(in millions of euros)	3rd quarter 2009	3rd quarter 2008 comparable basis	3rd quarter 2008 historical basis	change comparable basis (in %)	change historical basis (in %)

Revenues	12 686	13 172	13 550	(3.7)	(6.4)
External purchases	(5 420)	(5 725)	(5 906)	(5.3)	(8.2)
in % of revenues	42.7%	43.5%	43.6%	(0.8 pt)	(0.9 pt)
of which:
purchases from and fees paid to carriers	(1 840)	(1 980)	(2 042)	(7.0)	(9.9)
in % of revenues	14.5%	15.0%	15.1%	(0.5 pt)	(0.6 pt)
Other network expenses and IT costs	(680)	(702)	(715)	(3.1)	(4.9)
in % of revenues	5.4%	5.3%	5.3%	0.1 pt	0.1 pt
Property, overhead and other expenses charges externes et production immobilisée	(944)	(959)	(977)	(1.5)	(3.3)
in % of revenues	7.4%	7.3%	7.2%	0.1 pt	0.2 pt
Commercial expenses and content purchases	(1 955)	(2 085)	(2 171)	(6.2)	(10.0)
in % of revenues	15.4%	15.8%	16.0%	(0.4 pt)	(0.6 pt)
Labour expenses	(2 118)	(2 060)	(2 101)	2.8%	0.8%
in % of revenues	16.7%	15.6%	15.5%	1.1 pt	1.2 pt
Other operating income and expenses	(556)	(520)	(544)	6.9	2.2
Gains (losses) on disposal of assets	(2)	11	14	-	-
Restructuring expenses	(28)	(57)	(61)	(50.3)	(53.6)
Income from associates	(4)	(0)	(0)	-	-
EBITDA	4 558	4 820	4 952	(5.4)	(8.0)
in % of revenues	35.9%	36.6%	36.5%	(0.7 pt)	(0.6 pt)

appendix 2: revenues by business segment

at 30 September

(in millions of euros)	9 months 2009	9 months 2008 comparable basis	9 months 2008 historical basis	change comparable basis (in %)	change historical basis (in %)
France
Personal Communication Services	8 053	7 747	7 759	3.9	3.8
Home Communication Services	10 569	10 714	10 762	(1.4)	(1.8)
Consumer Services	6 553	6 597	6 609	(0.7)	(0.8)
Carrier Services	3 483	3 485	3 496	(0.0)	(0.4)
Other HCS revenues	533	632	658	(15.8)	(19.0)
Eliminations	(902)	(848)	(852)	6.4	5.9
Total France	17 720	17 613	17 670	0.6	0.3
United Kingdom
Personal Communication Services	3 683	3 820	4 331	(3.6)	(15.0)
Home Communication Services	180	213	241	(15.6)	(25.5)
Eliminations	(45)	(49)	(56)	(8.8)	(19.5)
Total United Kingdom	3 818	3 984	4 517	(4.2)	(15.5)
Spain
Personal Communication Services	2 417	2 549	2 549	(5.2)	(5.2)
Home Communication Services	509	524	524	(3.0)	(3.0)
Total Spain	2 926	3 073	3 073	(4.8)	(4.8)
Poland
Personal Communication Services	1 340	1 468	1 874	(8.7)	(28.5)
Home Communication Services	1 711	1 781	2 275	(3.9)	(24.8)
Eliminations	(181)	(143)	(183)	26.7	(0.9)
Total Poland	2 870	3 106	3 966	(7.6)	(27.6)
Rest of World
Total Rest of World *	6 190	6 269	6 035	(1.3)	2.6
Enterprise
Business Network Legacy	2 403	2 600	2 577	(7.5)	(6.7)
Advanced Business Network	1 620	1 559	1 522	3.9	6.4
Extended Business Services	1 007	972	956	3.6	5.3
Other Business services	629	692	687	(9.2)	(8.6)
Total Enterprise Communication Services	5 659	5 823	5 743	(2.8)	(1.5)
International Carriers and Shared Services
International Carriers	910	846	855	7.6	6.4
Shared Services	129	120	118	8.0	9.7
International Carriers and Shared Services	1 039	965	973	7.7	6.8
Inter-segment eliminations	(2 078)	(2 081)	(2 122)	(0.1)	(2.1)
France Telecom Group
Consolidated revenue	38 144	38 753	39 854	(1.6)	(4.3)
* Detail by country for the Rest of World segment is provided in appendix 3

3rd quarter

(in millions of euros)	3rd quarter 2009	3rd quarter 2008 comparable basis	3rd quarter 2008 historical basis	change comparable basis (in %)	change historical basis (in %)
France
Personal Communication Services	2 680	2 698	2 703	(0.7)	(0.9)
Home Communication Services	3 496	3 536	3 556	(1.2)	(1.7)
Consumer Services	2 166	2 194	2 196	(1.3)	(1.4)
Carrier Services	1 160	1 146	1 150	1.2	0.9
Other HCS revenues	169	195	210	(13.5)	(19.4)
Eliminations	(296)	(282)	(284)	4.8	4.3
Total France	5 880	5 952	5 976	(1.2)	(1.6)
United Kingdom
Personal Communication Services	1 232	1 322	1 451	(6.8)	(15.1)
Home Communication Services	60	69	75	(12.7)	(20.1)
Eliminations	(15)	(16)	(18)	(3.9)	(12.2)
Total United Kingdom	1 277	1 375	1 508	(7.1)	(15.3)
Spain
Personal Communication Services	839	879	879	(4.5)	(4.5)
Home Communication Services	166	177	177	(5.9)	(5.9)
Total Spain	1 005	1 056	1 056	(4.7)	(4.7)
Poland
Personal Communication Services	456	523	663	(12.7)	(31.1)
Home Communication Services	573	613	778	(6.5)	(26.3)
Eliminations	(60)	(54)	(68)	11.5	(12.1)
Total Poland	970	1 083	1 372	(10.4)	(29.3)
Rest of World
Total Rest of World *	2 078	2 148	2 108	(3.3)	(1.5)
Enterprise
Business Network Legacy	761	842	838	(9.6)	(9.2)
Advanced Business Network	537	527	518	1.9	3.8
Extended Business Services	326	329	325	(0.9)	0.4
Other Business services	199	221	221	(10.1)	(9.9)
Total Enterprise Communication Services	1 823	1 919	1 901	(5.0)	(4.1)
International Carriers and Shared Services
International Carriers	305	304	308	0.3	(0.9)
Shared Services	47	52	53	(11.0)	(12.3)
International Carriers and Shared Services	351	356	361	(1.4)	(2.5)
Inter-segment eliminations	(698)	(717)	(732)	(2.7)	(4.7)
France Telecom Group
Consolidated revenue	12 686	13 172	13 550	(3.7)	(6.4)
* Detail by country for the Rest of World segment is provided in appendix 3 appendix 3: Rest of World segment – revenues by country

at 30 September

(in millions of euros)	9 months 2009	9 months 2008 comparable basis	9 months 2008 historical basis	change comparable basis (in %)	change historical basis (in %)
Belgium	1 121	1 115	1 115	0.6	0.6
Romania	800	977	977	(18.1)	(18.1)
Egypt	751	690	637	9.0	17.9
Slovakia	610	636	607	(4.1)	0.4
of which PCS*	582	617	589	(5.7)	(1.3)
Switzerland	635	647	608	(1.8)	4.6
Senegal	471	466	471	1.1	0.0
of which PCS*	329	317	317	3.9	3.9
Côte d’Ivoire	333	325	325	2.4	2.4
of which PCS*	232	232	232	(0.3)	(0.3)
Dominican Republic	319	327	307	(2.5)	4.0
Jordan	312	312	279	(0.1)	11.7
of which PCS*	147	145	130	0.9	12.7
Mali	201	182	182	10.7	10.7
Cameroon	161	157	157	2.7	2.7
Moldova	113	100	95	13.4	19.2
Kenya	74	77	-	(3.8)	-
of which PCS*	9	-	-	-	-
Madagascar	59	67	71	(12.2)	(17.1)
Botswana	64	54	55	16.6	15.5
Mauritius	47	44	47	6.6	0.0
of which PCS*	20	18	20	7.7	1.1
Other activities and Sofrecom	189	160	173	17.9	9.4
Eliminations	(70)	(66)	(70)	6.5	(0.3)
Total Rest of World	6 190	6 269	6 035	(1.3)	2.6

3rd quarter

(in millions of euros)	3rd quarter 2009	3rd quarter 2008 comparable basis	3rd quarter 2008 historical basis	change comparable basis (in %)	change historical basis (in %)
Belgium	376	386	386	(2.4)	(2.4)
Romania	269	349	349	(22.9)	(22.9)
Egypt	253	241	235	5.0	7.4
Slovakia	203	221	219	(8.2)	(7.4)
of which PCS*	193	213	211	(9.6)	(8.9)
Switzerland	219	221	208	(0.8)	5.2
Senegal	154	156	158	(1.3)	(2.4)
of which PCS*	103	103	103	0.2	0.2
Côte d’Ivoire	114	109	109	4.3	4.3
of which PCS*	81	79	79	2.4	2.4
Dominican Republic	100	99	98	1.1	1.7
Jordan	104	104	98	(0.3)	5.4
of which PCS*	51	47	45	8.3	14.3
Mali	68	61	61	11.3	11.3
Cameroon	59	53	53	11.1	11.1
Moldova	38	34	37	11.3	3.9
Kenya	22	24	-	(6.8)	-
of which PCS*	3	-	-	-	-
Madagascar	20	23	26	(15.4)	(25.9)
Botswana	22	20	20	8.6	10.1
Mauritius	16	15	16	9.6	1.5
of which PCS*	6	6	6	8.5	0.4
Other activities and Sofrecom	66	57	62	14.4	6.4
Eliminations	(24)	(24)	(27)	(2.7)	(10.2)
Total Rest of World	2 078	2 148	2 108	(3.3)	(1.5)
*PCS: Personal Communication Services

appendix 4: France Telecom key performance indicators

(historical basis)	As of 30 Sept. 2008	As of 31 Dec. 2008	As of 31 March 2009	As of 30 June 2009	As of 30 Sept. 2009
France Telecom Group
Total number of customers * (millions)	177.369	182.312	183.521	185.953	189.058
Personal Communication Services customers * (millions)	117.604	121.821	122.894	125 501	128.816
- of which contract customers (millions)	44.461	45.735	46.263	46.844	47.497
- of which 3G broadband customers (millions)	15.355	18.583	20.604	22.884	24.498
ADSL broadband customers **** (millions)	12.664	12.973	13.248	13.362	13.425
- of which number of Liveboxes rented (millions)	7.474	7.794	8.162	8.357	8.527
- of which Voice over IP customers (millions)	6.035	6.506	6.901	7.105	7.339
- of which IPTV and satellite TV customers (millions)	1.746	2.109	2.463	2.670	2.916
France
Personal Communication Services
Number of customers * (millions)	24.524	25.202	25.076	25.287	25.354
- of which contract customers (millions)	16.557	16.977	17.114	17.327	17.560
- of which broadband customers (millions)	9.922	11.015	11.566	12.073	12.603
Total ARPU (euros)	399	398	400	402	398
Number of MVNO customers (millions)	1.686	1.820	1.872	1.981	2.114
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	21.956	21.790	21.549	21.296	21.005
- of which naked ADSL ** customers (millions)	1.733	1.998	2.239	2.390	2.590
Total number of ADSL broadband customers at end of period (millions)	8.080	8.326	8.540	8.639	8.763
ADSL market share at end of period (%) ***	49.5	49.4	49.2	48.7	48.3
Number of Liveboxes (millions)	6.226	6.544	6.806	6.991	7.154
Number of Voice over IP customers (millions)	5.361	5.774	6.135	6.339	6.580
Number of IPTV and satellite TV customers (millions)	1.603	1.909	2.166	2.339	2.547
Total ARPU (euros)	32.6	32.9	33.3	33.6	33.8
- of which subscription fees (euros)	14.3	14.1	13.9	13.7	13.6
- of which calling services (euros)	7.0	6.8	6.7	6.5	6.3
- of which Internet services (euros)	11.3	12.0	12.8	13.4	13.9
Carrier market
Number of unbundled lines (millions)	6.008	6.332	6.664	6.986	7.325
- of which total unbundling (millions)	4.574	4.939	5.310	5.664	6.002
- of which partial unbundling (millions)	1.434	1.393	1.354	1.322	1.323
Wholesale ADSL rental to third party ISPs (millions)	2.148	2.124	2.098	2.060	1.949
- of which wholesale naked ADSL rental ** (millions)	1.137	1.186	1.232	1.250	1.232
Wholesale line rental (millions)	0.897	0.948	0.939	0.974	1.026
United Kingdom
Personal Communication Services
Number of customers * (millions)	15.815	15.995	15.850	15.853	16.110
- of which contract customers (millions)	6.013	6.173	6.298	6.443	6.637
- of which broadband customers (millions)	2.883	3.349	3.824	4.313	4.717
Total ARPU (GBP)	273	272	271	266	261
Home Communication Services
Number of ADSL broadband customers (millions)	1.023	1.000	0.977	0.954	0.899
Spain
Personal Communication Services
Number of customers * (millions)	11.224	11.374	11.426	11.469	11.620
- of which contract customers (millions)	6.311	6.434	6.485	6.495	6.519
- of which broadband customers (millions)	2.820	3.256	3.730	4.154	4.604
Total ARPU (euros)	295	291	284	277	271
Home Communication Services
Number of ADSL broadband customers (millions)	1.174	1.164	1.165	1.135	1.091
* Excluding MVNO customers ** See glossary *** Company estimate **** Including FTTH, satellite and Wimax subscribers

	(historical basis)	As of 30 Sept. 2008	As of 31 Dec. 2008	As of 31 March 2009	As of 30 June 2009	As of 30 Sept. 2009
	Poland
	Personal Communication Services
	Number of customers * (millions)	14.054	14.182	13.681	13.768	13.736
	- of which contract customers (millions)	5.964	6.168	6.311	6.450	6.508
	- of which broadband customers (millions)	4.086	4.570	4.731	5.370	5.421
	Total ARPU (PLN)	588	591	582	571	551
	Home Communication Services
	Total number of telephone lines (millions)	9.036	8.898	8.750	8.613	8.475
	Number of broadband customers (millions)	2.159	2.193	2.243	2.268	2.278
	Rest of World
	Personal Communication Services
	Number of customers * (millions)	51.987	55.069	56.861	59.125	61.996
	- of which contract customers (millions)	9.616	9.983	10.055	10.130	10.257
	Number PCS customers by country (in thousands)
Europe	Belgium	3 359	3 393	3 421	3 443	3 421
	Luxembourg	78	80	80	80	80
	Switzerland	1 530	1 543	1 558	1 568	1 566
	Romania	10 208	10 355	10 118	10 354	10 694
	Slovakia	2 891	2 927	2 901	2 876	2 869
	Moldova	1 379	1 457	1 473	1 496	1 554
Middle East	Egypt	13 473	14 331	15 089	16 282	17 544
	Jordan	1 544	1 608	1 566	1 613	1 793
Africa	Senegal	3 188	3 537	3 927	4 038	4 305
	Côte d’Ivoire	3 787	4 143	4 195	4 020	3815
	Mali	2 559	2 757	2 899	3 114	3 366
	Cameroon	2 003	2 137	2 197	2 408	2 590
	Madagascar	1 814	2 016	2 121	2 135	2 160
	Botswana	658	692	649	714	791
	Mauritius	226	239	242	238	243
	Kenya	-	360	564	697	772
	Guinea	544	618	724	615	701
	Guinea-Bissau	48	60	85	88	104
	Equatorial Guinea	110	110	113	120	129
	CAR	95	127	140	157	173
	Niger	165	166	212	275	347
	Uganda	-	-	55	182	241
Other	Dominican Republic	2 315	2 401	2 516	2599	2 723
	Vanuatu	14	13	14	12	16
	Home Communication Services
	Number of telephone lines (in thousands)
	Belgium	612	630	649	635	646
	Jordan	526	520	514	506	503
	Senegal	245	240	240	241	254
	Côte d’Ivoire	273	279	280	275	278
	Mali	1	1	1	1	1
	Mauritius	133	134	132	132	132
	Kenya	-	489	479	453	440
	Vanuatu	4	4	4	4	4
	Enterprise
	France
	Number of legacy telephone lines (thousands)	5 520	5 461	5 390	5 299	5 214
	Number of Business Everywhere customers (thousands)	664	683	709	718	736
	Number of accesses to IP networks (thousands)	324	328	330	333	335
	- of which IP-VPN	267	270	271	273	274
	Number of XoIP connections (thousands)	16	19	23	26	29
	World
	Number of IP-VPN accesses \ world (thousands)	318	321	322	324	325
	* Excluding customers of MVNOs

appendix 5: highlights

highlights
October
20/10/09	Group – New concrete measures on work-related stress at France Telecom
20/10/09	Luxemburg – Mobistar announces that VOXmobile in Luxemburg becomes Orange
12/10/09	United Kingdom – Orange launches new MVNO partner platform with Transatel deal
12/10/09	France – The new Orange Livebox is here: more environmentally-friendly, more ergonomic, more economical and with improved performance
07/10/09	Group – Didier Lombard’s speech to trade union representatives on France Telecom's new social contract
05/10/09	Group – Stephane Richard appointed Deputy CEO in charge of Operations in France
September
30/09/09	Group – Didier Lombard announces concrete and immediate measures to trade unions
28/09/09	United Kingdom – Orange UK and Apple have reached an agreement to bring iPhone 3G and 3GS customers later this year. Orange globally now offers iPhone in 28 countries and territories
17/09/09	Poland – The Management Board of Telekomunikacja informs about the resignation (Richard Shearer) and appointment (Vincent Lobry) of TP SA managing persons
15/09/09

Group – Extraordinary France Telecom Board of Directors meeting. The Board acknowledged all of the measures announced today and took part in a detailed discussion on their implementation, about which it will receive regular updates

15/09/09	Group – Further to recent events, Didier Lombard is proposing a new social contract at France Telecom
08/09/09	Group – Deutsche Telekom and France Telecom today announce that they have entered into exclusive negotiations to combine T-Mobile UK and Orange UK in a new 50:50 joint venture company
August
28/08/09

United Kingdom – Orange to acquire Unanimis – the UK’s largest exclusive digital advertising network. Combined ad sales network will create an unparalleled reach of over 70% of internet users in the UK, extending to over 66% reach cumulated across UK, France, Spain and Poland.

July
30/07/09	Group – 1H09 results publication: France Telecom showed resilience in the first half 2009 despite increased regulatory pressure and continued deterioration in the economic environment
29/07/09	United Kingdom – Orange, Universal Music and Channel 4 join forces to deliver free music and more for the masses
28/07/09	Africa – Orange, main sponsor of major competitions organised by the Confederation of African Football over the next 8 years
27/07/09	United Kingdom – Blyk, the mobile engagement media announces Orange as its exclusive partner in the UK and confirms that it will move from its UK MVNO operation at the end of August
09/07/09

Group – Orange launches Toshiba TG01 in Europe with a first-to-market exclusive. First multi-country agreement with Toshiba bring Orange customers the latest in handheld mobile entertainment with the latest available processing speeds

08/07/09	Orange Business Services – Total awards Orange Business Services global networking contract worth up to EUR 100 million
02/07/09

Group - sale of the Alapage website: France Telecom e-Commerce, the France Telecom Group subsidiary, signed an agreement with Rue du Commerce on June 30, 2009 to sell off the Alapage internet address (URL), brand and certain intellectual property rights and contracts that were operated up until then by France Telecom e-Commerce

02/07/09	Spain – After its success in France, Orange and Bic® announced the Spanish launch of the BIC® phone, the simple 100% “ready-to-use” mobile.

All press releases are available on the Group’s websites:

• www.orange.com • www.orange.co.uk • www.orange.es	• www.tp-ir.pl • www.orange-business.com

appendix 6: glossary

ARPU – Home Communication Services

Average annual revenues per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenues per customer.

ARPU – Personal Communication Services

Average annual revenues per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenues per customer.

AUPU – Personal Communication Services

Average monthly usage per user ((AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. ARPU is expressed in minutes as a monthly usage per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation

This indicator corresponds to the operating income before depreciation and amortisation and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates.

EBITDA is included as additional information and should not be considered as a substitute for operating income.

EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

MVNO

Mobile virtual network operator: mobile network operator that uses third party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues (Personal Communication Services)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

organic cash flow

Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

roaming

Use of a mobile telephone service on the network of an operator other than that of the subscriber.

total property, overhead and other expenses

Other expenses include equipment costs, call centre outsourcing expenses, capitalized production of goods and services, restructuring costs, gains or losses on disposals of assets, the share of profits/losses of associates and other operating expenses. Other operating expenses include taxes, provisions and losses on accounts receivable, and other expenses and changes in provisions. Other operating expenses are reported net of other operating income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 29, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer